Exhibit 99.6

INFORMATION PURSUANT TO SECTION 125 (1) IN CONJUNCTION WITH SECTION 125 (5) GERMAN STOCK CORPORATION ACT (AKTG), ARTICLE 4 (1), TABLE 3 OF THE ANNEX OF THE COMMISSION IMPLEMENTING REGULATION (EU) 2018/1212

Type of information	Description
A.Specification of the message
1. Unique identifier of the event	VIAoptronicsoHV20211229
2. Type of message	Notice of annual shareholder’s meeting Format required by the Commission Implementing Regulation (EU) 2018/1212: NEWM
B.Specification of the issuer
1. ISIN	DE000A2TSG37
1. ISIN	US91823Y1091
2. Name des Emittenten	VIA optronics AG
C.Specification of the meeting
1. Date of the General Meeting	December 29, 2021 Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211229
2. Time of the General Meeting (UTC)	14.00 hrs (CET) Format required by the Commission Implementing Regulation (EU) 2018/1212: 13.00 hrs (UTC)
3. Type of General Meeting	Ordinary General Meeting Format required by the Commission Implementing Regulation (EU) 2018/1212: GMET
4. Location of the General Meeting

Location according to the German Stock Corporation Act (AktG): offices of VIA optronics AG, Sieboldstrasse 18, 90411 Nuremberg, Germany

URL to the AGM portal to follow the audio and video transmission of the AGM as well as to execute shareholder’s rights: https://investors.via-optronics.com/investors

5. Record Date	Technical record date: December 22, 2021, 24.00 hrs (MEZ) Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211222
6. Uniform Resource Locator (URL)	https://investors.via-optronics.com/investors
D. Participation* in the general meeting – Participation via voting by postal vote
1. Method of participation by shareholder	Voting by postal vote via the AGM portal Format required by the Commission Implementing Regulation (EU) 2018/1212: EV
2. Issuer deadline for the notification of participation

Registration for the General Meeting by December 22, 2021, 24.00 hrs (CET), the date and time of receipt being decisive

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211222, 23.00 hrs (UTC)

3. Issuer deadline for voting

Voting by postal vote in writing or in text form by e-mail: December 28, 2021, 24.00 hrs (MEZ)

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211228, 23.00 hrs (UTC)

Voting by postal vote via the AGM portal until immediately before the beginning of the voting procedure during the virtual Annual General Meeting on December 29, 2021

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211229

D. Participation* in the general meeting – Participation by means of granting a power of attorney and providing instructions to the Company proxies
1. Method of participation by shareholder

Exercising of voting rights by means of granting a power of attorney and providing instructions to the proxies appointed by the Company

Format required by the Commission Implementing Regulation (EU) 2018/1212: PX

2. Issuer deadline for the notification of participation

Registration for the General Meeting by December 22, 2021, 24.00 hrs (CET), the date and time of receipt being decisive

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211222, 23.00 hrs (UTC)

3. Issuer deadline for voting

Granting a power of attorney and issuing instructions to the proxy representatives appointed by the Company in writing or in text form by e-mail: December 28, 2021, 24.00 hrs (MEZ)

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211228, 23.00 hrs (UTC)

Granting a power of attorney and issuing instructions to the proxy representatives appointed by the Company electronically via the AGM portal until immediately before the beginning of the voting procedure during the virtual Annual General Meeting on December 29, 2021

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211229

D. Participation* in the general meeting – Participation via proxy to third party
1. Method of participation by shareholder	Exercising of voting rights by means of granting a power of attorney to a third party Format required by the Commission Implementing Regulation (EU) 2018/1212: PX
2. Issuer deadline for the notification of participation

Registration for the General Meeting by December 22, 2021, 24.00 hrs (CET), the date and time of receipt being decisive

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211222, 23.00 hrs (UTC)

3. Issuer deadline for voting

Granting a power of attorney to a proxy in writing: December 28, 2021, 24.00 hrs (CET)

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211228, 23.00 hrs (UTC)

Granting a power of attorney to a proxy via e-mail: December 28, 2021, 24.00 hrs (CET)

Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211228, 23.00 hrs (UTC)

E. Agenda – Agenda item 1
1. Unique identifier of the agenda item	1
2. Title of the agenda item

Presentation of the approved Financial Statements of VIA optronics AG, of the audited and approved IFRS Consolidated Financial Statements and the audited and approved Consolidated Financial Statements in accordance with the German Commercial Code of VIA optronics AG for the Financial Year 2020, as well as of the Supervisory Board's Report for the Financial Year 2020

3. Uniform Resource Locator (URL) of the materials	https://investors.via-optronics.com/investors
4. Vote
5. Alternative voting options
E. Agenda – Agenda item 2
1. Unique identifier of the agenda item	2
2. Title of the agenda item	Resolution on the Discharge of the Management Board
3. Uniform Resource Locator (URL) of the materials	https://investors.via-optronics.com/investors
4. Vote	Binding vote Format required by the Commission Implementing Regulation (EU) 2018/1212: BV
5. Alternative voting options	Vote in favour, vote against, abstention Format required by the Commission Implementing Regulation (EU) 2018/1212: VF, VA, AB
E. Agenda – Agenda item 3
1. Unique identifier of the agenda item	3
2. Title of the agenda item	Resolution on the Discharge of the Supervisory Board
3. Uniform Resource Locator (URL) of the materials	https://investors.via-optronics.com/investors
4. Vote	Binding vote Format required by the Commission Implementing Regulation (EU) 2018/1212: BV
5. Alternative voting options	Vote in favour, vote against, abstention Format required by the Commission Implementing Regulation (EU) 2018/1212: VF, VA, AB
E. Agenda – Agenda item 4
1. Unique identifier of the agenda item	4
2. Title of the agenda item

Resolution on the Appointment of the Auditor of the IFRS Consolidated Financial Statements and the Consolidated Financial Statements in accordance with the German Commercial Code of the Financial Year 2021

3. Uniform Resource Locator (URL) of the materials	https://investors.via-optronics.com/investors

4. Vote	Binding vote Format required by the Commission Implementing Regulation (EU) 2018/1212: BV
5. Alternative voting options	Vote in favour, vote against, abstention Format required by the Commission Implementing Regulation (EU) 2018/1212: VF, VA, AB
E. Agenda – Agenda item 5.a)
1. Unique identifier of the agenda item	5.a)
2. Title of the agenda item	Resolution on the Election of a Supervisory Board Member, here: Mr. Shuji Aruga
3. Uniform Resource Locator (URL) of the materials	https://investors.via-optronics.com/investors
4. Vote	Binding vote Format required by the Commission Implementing Regulation (EU) 2018/1212: BV
5. Alternative voting options	Vote in favour, vote against, abstention Format required by the Commission Implementing Regulation (EU) 2018/1212: VF, VA, AB
E. Agenda – Agenda item 5.b)
1. Unique identifier of the agenda item	5.b)
2. Title of the agenda item	Resolution on the Election of a Supervisory Board Member, here: Mr. Arthur R. Tan
3. Uniform Resource Locator (URL) of the materials	https://investors.via-optronics.com/investors
4. Vote	Binding vote Format required by the Commission Implementing Regulation (EU) 2018/1212: BV
5. Alternative voting options	Vote in favour, vote against, abstention Format required by the Commission Implementing Regulation (EU) 2018/1212: VF, VA, AB
F. Specification of the deadlines regarding the exercise of other shareholders rights – Additions to the agenda
1. Object of deadline	Requests for additions to the agenda
2. Applicable issuer deadline	December 4, 2021, 24.00 hrs (CET) Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211204, 23.00 hrs (UTC)
F. Specification of the deadlines regarding the exercise of other shareholders rights – Counter motions
1. Object of deadline	Submitting counter-motions regarding items on the agenda
2. Applicable issuer deadline	December 14, 2021, 24.00 hrs (CET) Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211214, 22.00 hrs (UTC)

F. Specification of the deadlines regarding the exercise of other shareholders rights – Nominations
1. Object of deadline	Submitting nominations regarding items on the agenda
2. Applicable issuer deadline	December 14, 2021, 24.00 hrs (CET) Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211214, 22.00 hrs (UTC)
F. Specification of the deadlines regarding the exercise of other shareholders rights – submit questions via electronic communication
1. Object of deadline	Submit questions via electronic communication
2. Applicable issuer deadline	December 27, 2021, 24.00 hrs (CET) Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211227, 23.00 hrs (UTC)
F. Specification of the deadlines regarding the exercise of other shareholders rights – Objections to resolutions
1. Object of deadline	Declaring objections to be recorded in the minutes
2. Applicable issuer deadline	On December 29, 2021, from the beginning of the General Meeting until its closing by the chairman Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211229
F. Specification of the deadlines regarding the exercise of other shareholders rights – following the General Meeting via video and audio transmission on the internet via the AGM-portal
1. Object of deadline	Following the General Meeting via video and audio transmission on the internet via the AGM-portal
2. Applicable issuer deadline	On December 29, 2021, from the beginning of the General Meeting until its closing by the chairman Format required by the Commission Implementing Regulation (EU) 2018/1212: 20211229

* The term "participation" is used exclusively in the sense of the Implementing Regulation (EU) 2018/1212 and is not identical with participation within the meaning of Section 118 German Stock Corporation Act.